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                       Morgan Stanley Prime Income Trust
                          1221 Avenue of the Americas
                              New York. NY 10020

January 18, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, D.C.  20549
Attention:   Larry Greene, Division of Investment Management
             Mail Stop 0505

RE:  MORGAN STANLEY PRIME INCOME TRUST
    (FILE NO. 333-67701)


Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-2 for Morgan Stanley Prime Income Trust (the "Trust") filed with the Securities and Exchange Commission on December 29, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the Trust's definitive prospectus and statement of additional information, which will be filed pursuant to Rule 497(c) of the Securities Act of 1933, as amended, via EDGAR on or about January 18, 2006.

            COMMENTS TO PROSPECTUS

COMMENT 1.  PLEASE NOTE THAT THE COVER PAGE OF THE PROSPECTUS IS IN ALL CAPS
            IN THE EDGAR FILING WITH THE COMMISSION AND CONFIRM THAT IT IS NOT IN ALL CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS:

            RESPONSE 1. The language does not appear in all caps in the printed prospectus.

COMMENT 2.  DOES THE TRUST HAVE ANY PREFERRED SHARES OUTSTANDING?

            RESPONSE 2.  The Trust does not offer a preferred class of shares.

COMMENT 3.  IN THE SECTION TITLED "THE TRUST AND ITS ADVISER", PLEASE CLARIFY
            WHETHER THERE ARE MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM THAT ARE INVOLVED WITH THE MANAGEMENT OF THE TRUST THAT ARE NOT DISCLOSED IN THE PROSPECTUS.

            RESPONSE 3. The prospectus states that the team consists of portfolio managers and analysts. Only those team members primarily responsible for the day-to-day management of the Trust are named in the prospectus.

COMMENT 4.  REVISE THE SECTION OF THE PROSPECTUS DESCRIBING THE ABILITY OF
            THE TRUST TO NOT ACCEPT TENDER OFFERS "IF (2) THERE IS, IN THE JUDGMENT OF THE TRUSTEES, ANY (e) COMMENCEMENT OF WAR, ARMED HOSTILITIES OR OTHER INTERNATIONAL OR NATIONAL

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            CALAMITY DIRECTLY OR INDIRECTLY INVOLVING THE UNITED STATES" TO
            REFLECT THE MILITARY ACTIVITIES INVOLVING THE UNITED STATES IN IRAQ AND AFGHANISTAN.

            RESPONSE 4.  The language has been so revised.

            COMMENTS TO SAI

COMMENT 5.  IN THE SECTION ENTITLED "TRUST MANAGEMENT - PORTFOLIO MANAGER
            COMPENSATION STRUCTURE," (1) INCLUDE ONLY THE DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE TRUST DURING THE LAST YEAR AND (2) CONFIRM THAT YOU ARE PROVIDING THE REQUESTED INFORMATION.

            RESPONSE 5. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

COMMENT 6.  IN THE SAME SECTION, PLEASE CLARIFY HOW INVESTMENT PERFORMANCE IS
            CALCULATED FOR THE TRUST.

            RESPONSE 6.  The language has been so revised.

As you requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

- the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

- the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5198. Thank you.

Best regards,

/s/ Joanne Doldo

Joanne Doldo